SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2004

CE FRANKLIN LTD.

(Translation of Registrant’s Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  January 6, 2004

CE FRANKLIN LTD.

By: “signed”

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces new Chairman of the Board

Calgary, Alberta, January 6, 2004 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announces new Chairman of the Board of Directors.

CE Franklin Ltd. announced, effective December 31, 2003, the appointment of Michael West as Chairman of the Board of Directors.  Mr. West is currently Director, President and Chief Executive Officer of the Company and has served in that capacity since January 15, 2002.

Michael West will succeed S. Douglas Martin, who will remain a director.  The Board would like to thank Mr. Martin for his guidance as Chairman during the past two years.  We are pleased that he will remain a member of our board and continue to contribute to the Company.

About CE Franklin

CE Franklin is one of Canada’s largest distributors of supplies for the drilling, production, processing and pipelining of hydrocarbons.  In addition to its complete range of tubular products and production equipment, including artificial lift technology, the Company sells pipe, valves, fitting and maintenance supplies and provides complete customer inventory procurement and management services through its 37 locations across Canada.

CE Franklin's common shares trade on the Toronto Stock Exchange under the symbol CFT and on the American Stock Exchange under the symbol CFK.  For additional information visit the website at www.cefranklin.com.

This news release includes forward looking statements within the meaning of section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  Although the Company believes that its expectations are based on reasonable assumptions, it can give no assurance that expected results will be achieved. Important factors that could cause actual results to differ materially from those in the forward looking statements herein include economic conditions, seasonality of drilling activity, commodity prices for oil and gas, currency fluctuations and government regulations, and other risks and uncertainties as described in the Company’s 2002 Annual Report on Form 20-F as filed with the United States Securities and Exchange Commission.

For Further Information Contact:

Michael West

President and Chief Executive Officer

403-531-5602

mwest@cefranklin.com

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